UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73873 / December 18, 2014

Admin. Proc. File No. 3-16055

In the Matter of

KANGYE INTERNATIONAL HOLDINGS, INC.,
QUALITY ALLIANCE GROUP, INC.,
QUANTUM ASSETS, INC.,
REMUDA INVESTMENT CORP. (f/k/a
ACCELERATED ACQUISITIONS II, INC.),
SOURCE ROCK, INC., and
UNIONTOWN ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Kangye International Holdings, Inc., Quality
Alliance Group, Inc., Quantum Assets, Inc., Remuda Investment Corp. (f/k/a Accelerated
Acquisitions II, Inc.), Source Rock, Inc., or UnionTown Energy, Inc., and the Commission has
not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Kangye International Holdings, Inc., Quality
Alliance Group, Inc., Quantum Assets, Inc., Remuda Investment Corp. (f/k/a Accelerated
Acquisitions II, Inc.), Source Rock, Inc., and UnionTown Energy, Inc. The order contained in

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bethesda C0801, Inc., Isdera North Am., Inc., Kangye Int'l Holdings, Inc., Quality
Alliance Group, Inc., Quantum Assets, Inc., Remuda Inv. Corp. (f/k/a Accelerated Acquisitions
II, Inc.), Source Rock, Inc., and UnionTown Energy, Inc.*, Initial Decision Rel. No. 687 (Oct. 7,
2014), 109 SEC Docket 19, 2014 WL 4980876. The stock symbol and Central Index Key
numbers are: 1497030 for Kangye International Holdings, Inc.; 1441066 for Quality Alliance
Group, Inc.; 1467560 for Quantum Assets, Inc.; 1430175 for Remuda Investment Corp. (f/k/a
Accelerated Acquisitions II, Inc.); 1494473 for Source Rock, Inc.; and UTOG and 1310482 for
UnionTown Energy, Inc.

that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Kangye International Holdings, Inc., Quality Alliance Group, Inc., Quantum Assets, Inc., Remuda Investment Corp. (f/k/a Accelerated Acquisitions II, Inc.), Source Rock, Inc., and UnionTown Energy, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 687
ADMINISTRATIVE PROCEEDING
File No. 3-16055

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BETHESDA C0801, INC., ISDERA NORTH AMERICA, INC., KANGYE INTERNATIONAL HOLDINGS, INC., QUALITY ALLIANCE GROUP, INC., QUANTUM ASSETS, INC., REMUDA INVESTMENT CORP. (f/k/a ACCELERATED ACQUISITIONS II, INC.), SOURCE ROCK, INC., and UNIONTOWN ENERGY, INC.	INITIAL DECISION OF DEFAULT AS TO SIX RESPONDENTS October 7, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Kangye International Holdings, Inc. (Kangye), Quality Alliance Group, Inc. (Quality Alliance), Quantum Assets, Inc. (Quantum), Remuda Investment Corp. (f/k/a Accelerated Acquisitions II, Inc.) (Remuda), Source Rock, Inc. (Source Rock), and UnionTown Energy, Inc. (UnionTown) (collectively, Defaulted Respondents). The revocations are based on Defaulted Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On September 5, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Defaulted Respondents, Bethesda C0801, Inc. (Bethesda), and Isdera North America, Inc. (Isdera), each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(b) and/or 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules

13a-1 and/or 13a-13 thereunder.[1]   Defaulted Respondents were served with the OIP by September 12, 2014, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 25, 2014. *Bethesda C0801, Inc.*, Admin. Proc. Rulings Release No. 1848, 2014 SEC LEXIS 3625 (Sept. 26, 2014).   On September 26, 2014, I ordered Defaulted Respondents to show cause by October 6, 2014, why this proceeding should not be determined against them due to their failures to file Answers or otherwise defend this proceeding, warning that failure to show cause would result in default and the revocations of the registrations of their securities. *Id.* (citing OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, no Defaulted Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Defaulted Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Kangye, Central Index Key (CIK) No. 1497030, is a revoked Nevada corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kangye is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $10,248 from the company's June 30, 2010, inception to March 31, 2011. Kangye has never filed a Form 10-K since it was registered on July 20, 2010.

Quality Alliance, CIK No. 1441066, is a dissolved Nevada corporation located in Chesterfield, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Quality Alliance is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $30,999 from Quality Alliance's May 7, 2008, inception to March 31, 2011.

Quantum, CIK No. 1467560, is a revoked Nevada corporation located in Statesville, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Quantum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $31,039 from Quantum's December 17, 2008, inception to June 30, 2011.

Remuda, CIK No. 1430175, is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Remuda is delinquent in its periodic filings with the Commission, having not filed any

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[1] This proceeding has ended as to Bethesda, and I have received no evidence to date that Isdera has been served with the OIP. *Bethesda C0801, Inc.*, Exchange Act Release No. 73271, 2014 SEC LEXIS ---- (Oct. 1, 2014); Admin. Proc. Rulings Release No. 1848, 2014 SEC LEXIS 3625 (Sept. 26, 2014).

periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $31,923 from Remuda's February 15, 2008, inception to March 31, 2011.

Source Rock, CIK No. 1494473, is a dissolved Nevada corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Sections 12(b) and 12(g). Source Rock is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $24,845 from Source Rock's June 3, 2010, inception to September 30, 2011.

UnionTown, CIK No. 1310482, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UnionTown is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $1,051,935 from the company's November 22, 2004, inception to July 31, 2011. As of August 12, 2014, the company's stock (symbol "UTOG") was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Defaulted Respondents each failed to timely file required periodic reports. As a result, Defaulted Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Each Defaulted Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Defaulted Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Defaulted Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Kangye International Holdings, Inc., Quality Alliance Group, Inc., Quantum Assets, Inc., Remuda Investment Corp. (f/k/a Accelerated Acquisitions II, Inc.), Source Rock, Inc., and UnionTown Energy, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Kangye International Holdings, Inc., Quality Alliance Group, Inc., Quantum Assets, Inc., Remuda Investment Corp. (f/k/a Accelerated Acquisitions II, Inc.), Source Rock, Inc., and UnionTown Energy, Inc., are each notified that they may move to set aside the default in this case. Pursuant to 17 C.F.R. § 201.155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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Cameron Elliot
Administrative Law Judge